Exhibit 12.1

Endeavour International Corporation

Endeavour International Corporation

Computation of Ratios of Earnings to Fixed Charges

(Amounts in thousands)

	Year Ended December 31,
	2012	2011	2010
Earnings:
Income (Loss) before Taxes	$(111,998)	$(103,934)	$55,743
Add: Fixed charges	84,122	44,893	34,592

Earnings	$(27,876)	$(59,041)	$90,335

Fixed Charges:
Interest expense	$84,122	$44,893	$34,592
Capitalized interest	26,886	14,711	3,925

Total fixed charges	$111,008	$59,604	$38,517

Ratio of earnings to fixed charges	—	—	2.3

For purposes of this computation, earnings are defined as pretax earnings from continuing operations before adjustment for minority interest and equity losses in entities with oil and gas properties, plus interest expense, and amortization of debt discount and expense related to indebtedness. Fixed charges are interest expense, including amortization of debt discount and expenses on indebtedness.

Earnings were insufficient to cover fixed charges by $138.9 million and $118.6 million for the year ended December 31, 2012 and 2011.